UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No.    )*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

49271V100

(CUSIP Number)

Genevieve E. Hovde

BDT Oak Acquisition, B.V.

Attn: BDT Oak Luxembourg 2 S.àr.l.

287-289, Route d’Arlon

L-1150 Luxembourg

+352 26 56 31 32 83

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Oak Acquisition, B.V.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 85,814,985 shares
	(8)	Shared voting power None
	(9)	Sole dispositive power 85,814,985 shares
	(10)	Shared dispositive power None

(11)	Aggregate amount beneficially owned by each reporting person 85,814,985 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (1)
(14)	Type of reporting person CO

(1)

The percentage ownership is based upon 1,407,151,408 shares of Common Stock issued and outstanding as of April 28, 2020, as set forth in Prospectus Supplement No. 3 dated May 20, 2020 supplementing the Registration Statement (including a prospectus) on Form S-3 and the Resale Prospectus Supplement each filed by Keurig Dr Pepper Inc. with the United States Securities and Exchange Commission on August 27, 2019.

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Oak Acquisition Vehicle, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 85,814,985 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 85,814,985 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 85,814,985 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (2)
(14)	Type of reporting person PN

(2)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDTCP GP I, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 85,814,985 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 85,814,985 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 85,814,985 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (3)
(14)	Type of reporting person OO

(3)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 85,814,985 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 85,814,985 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 85,814,985 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (4)
(14)	Type of reporting person OO

(4)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 85,814,985 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 85,814,985 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 85,814,985 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (5)
(14)	Type of reporting person OO

(5)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 85,814,985 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 85,814,985 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 85,814,985 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (6)
(14)	Type of reporting person IN

(6)	See footnote 1 above.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Keurig Dr Pepper Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 53 South Avenue, Burlington, Massachusetts 01803.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (i) BDT Oak Acquisition, B.V., a Dutch besloten vennootschap (“Investor”), (ii) BDT Oak Acquisition Vehicle, L.P., a Cayman Islands exempted limited partnership that owns indirectly all of the equity of Investor (“BDT Oak LP”), (iii) BDTCP GP I, LLC, a Delaware limited liability company that is the general partner of BDT Oak LP (“BDTCP GP I”), (iv) BDT Capital Partners, LLC, a Delaware limited liability company that is the manager of BDTCP GP I (“BDT CP”), (v) BDTP GP, LLC, a Delaware limited liability company that is the manager of BDT CP (“BDTP”), and (vi) Byron D. Trott, who is the sole member of BDTP. The executive officers and directors of Investor are Genevieve E. Hovde, San W. Orr, III, and Daniel R. Stock, each serving as a Director A, and Veronica Claudia Gunther–de Vriend, Liselotte Francina Maria Heine, and Intertrust (Netherlands) B.V., each serving as a Director B (together, “Investor Directors”).

(b) The principal office of each of Investor, Ms. Gunther–de Vriend, Ms. Heine, and Intertrust (Netherlands) B.V. is Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands. The principal office of each of the other Reporting Persons and Mr. Orr is 401 North Michigan Avenue, Suite 3100, Chicago, Illinois 60611. The principal office of Ms. Hovde and Mr. Stock is 287-289, Route d’Arlon, L-1150 Luxembourg.

(c) The principal occupation of Mr. Trott is Founder, Chairman and CEO of BDT CP. The principal occupation of Ms. Hovde is Partner of BDT CP and Manager and Investment Director of BDT Oak Luxembourg 2 S.àr.l. The principal occupation of Mr. Orr is President of BDT CP. The principal occupation of Mr. Stock is Managing Director of Finance of BDT CP and Manager and Financial Director of BDT Oak Luxembourg 2 S.àr.l. The principal occupation of each of Ms. Gunther–de Vriend and Ms. Heine is Director of Intertrust (Netherlands) B.V. The principal business of Intertrust (Netherlands) B.V. is providing corporate, fund, and capital markets services. The principal business of each of the other Reporting Persons is investing.

(d) None of the Reporting Persons or Investor Directors has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or Investor Directors has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Trott, Ms. Hovde, Mr. Orr, and Mr. Stock are citizens of the United States of America. Ms. Gunther–de Vriend and Ms. Heine are citizens of the Netherlands. Intertrust (Netherlands) B.V. is a Dutch besloten vennootschap.

Item 3. Source and Amount of Funds or Other Consideration.

To exercise the Warrants (as defined in Item 4) through which Investor received the shares in Acorn (as defined in Item 4) that were redeemed for shares of Common Stock, Investor paid €52,544.78 in cash to Acorn. This cash was drawn from Investor’s existing capital. For a further description of the redemption, see Item 4 below.

Item 4. Purpose of Transaction.

On June 11, 2020, Investor entered into an agreement (the “Redemption Agreement”) with Acorn Holdings B.V. (“Acorn”) and Maple Holdings B.V. (“Maple”), pursuant to which Acorn distributed 85,814,985 shares of Common Stock (the “Shares”) to Investor in redemption of 85,814,985 ordinary shares of Acorn (the “Acorn Shares”), a portion of which were acquired by Investor upon exercise of certain warrants to purchase Acorn Shares (the “Warrants”), which occurred immediately prior to the redemption and distribution. Investor is generally subject to lock-up provisions on 50% of the Shares until November 16, 2020 and on the remaining 50% of the Shares until June 11, 2021. The foregoing description of the Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the form of such agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Investor intends to hold the Shares for investment purposes. However, Investor intends to closely monitor the Company’s performance and may modify its plans in the future, and may elect to acquire additional shares of Common Stock (by way of redemption of additional Acorn Shares or otherwise) and/or dispose of the Shares currently held, or any shares of Common Stock hereafter acquired, depending on Investor’s evaluation of various factors. Ms. Hovde serves as a director of the Company.

Item 5. Interest in Securities of the Issuer.

(a)-(b)(i) Investor beneficially owns 85,814,985 Shares, which represents 6.1% of the issued and outstanding shares of Common Stock as of April 28, 2020, as set forth in Prospectus Supplement No. 3 dated May 20, 2020 supplementing the Registration Statement (including a prospectus) on Form S-3 and the Resale Prospectus Supplement each filed by the Company with the United States Securities and Exchange Commission on August 27, 2019. Investor will have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it.

Investor is owned indirectly by BDT Oak LP. Accordingly, by virtue of such ownership and the relationships described under Item 2 of this Schedule 13D, each of BDT Oak LP, BDTCP GP I, BDT CP, BDTP, and Byron D. Trott may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Shares beneficially owned by Investor. Therefore, for the purpose of Rule 13d-3, BDT Oak LP, BDTCP GP I, BDT CP, BDTP, and Byron D. Trott may be deemed to be the beneficial owners of an aggregate of 85,814,985 Shares, which represents 6.1% of the issued and outstanding shares of Common Stock based on the Prospectus Supplement.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Shares that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons other than Investor disclaims beneficial ownership of all Shares reported in this Schedule 13D.

(c) Except for the transaction pursuant to the Redemption Agreement described herein, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Investor Directors, has effected any transactions in the Shares during the past 60 days.

(d) Except as stated elsewhere in this Item 5 or in Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Investor.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transaction referred to in Item 4 above, Investor entered into the Redemption Agreement with Acorn and Maple, in substantially the form attached hereto as Exhibit 1, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Form of Redemption Agreement.*

2.	Joint Filing Agreement.

*	Exhibit 9 to Schedule 13D/A filed June 12, 2020 by Acorn, Maple, and others, reporting the beneficial ownership of the Company’s shares of Common Stock, is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2020

BDT OAK ACQUISITION, B.V.

By:	/s/ Genevieve E. Hovde
Name:	Genevieve E. Hovde
Title:	Director A

By:	/s/ Liselotte F.M. Heine
Name:	Liselotte F.M. Heine
Title:	Director B

BDT OAK ACQUISITION VEHICLE, L.P.

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott